SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 4, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 4, 2015, entitled “Syneron Medical Reports Revenue of $73.5 Million for the Second Quarter 2015.”

The GAAP financial statement tables included in the press release (pages 6-8 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: August 4, 2015

Syneron Medical Reports Revenue of $73.5 Million for the Second Quarter 2015

North America product revenue up 45% y/y; Asia-Pacific Region product revenue up 25% y/y in constant currency

Sold 63 UltraShape systems and generated strong growth in FTZ utilization

Generated $4.6 million in PicoWay sales

 Launched Profound neck and face tightening product

Irvine, CA, August 4, 2015 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three month period ended June 30, 2015.

Second Quarter 2015 and Recent Non-GAAP1 Highlights:
•	Revenue of $73.5 million, up 14% year-over-year, or 19% in constant currency.
•	North American product sales grew 45% year-over-year.
•	International sales grew 8% year-over-year, or 15% in constant currency, including 14% product growth in the EMEA region and 25% product growth in the Asia-Pacific region.
•	Non-GAAP gross margin of 53.9%, or 55.6% in constant currency, compared to 54.2% in Q2 2014.
•	Non-GAAP net income of $2.5 million, or $0.07 per share.
•	Ended quarter with $92.3 million overall cash position, and no debt.

North America Body Shaping Division Highlights:
•	Sold 63 UltraShape™ systems.
•	Generated strong double-digit sequential growth of per procedure Focal Treatment Zones (FTZ).
•	Strong acceptance of Syneron’s unique combination treatment with VelaShape and UltraShape contributes to VelaShape III sales and generates superior body shaping clinical outcome.
•	Advanced clinical trial activity in support of expanding UltraShape’s FDA cleared indications for use.

Amit Meridor, Chief Executive Officer of Syneron, said, “We achieved another solid quarter in our North America Body Shaping Division, driven by the expansion of our sales team and marketing initiatives.  We remain on track with our UltraShape revenue plan for the year.  We are also investing in clinical trials to expand our FDA UltraShape clinical indications for additional body areas.”

1 The second quarter 2015 year-over-year comparisons are on a non-GAAP basis, excluding items set forth in the section titled “Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2015.”

North America Aesthetic Division Highlights:
•	Generated strong PicoWay™ sales.
•	PicoWay received FDA clearance in the U.S. for treatment of pigmented lesions.
•	Launched Profound™ RF micro-needle technology for minimally invasive sub-mental and face lift treatments, generating positive initial traction.

Mr. Meridor added, “Growth in the North America Aesthetic Division was driven by the ongoing launch of PicoWay, good results from the Gentle Pro family of dual wavelength laser systems, and launch of the Profound minimally invasive micro-needle RF system. FDA clearance of PicoWay for treatment of pigmented lesions further expands its market opportunity and strengthens our confidence in its growth potential. PicoWay also has strong potential growth trajectory outside of North America. We were pleased to receive regulatory clearance in the important Korean market in late July.”

Revenue: Second quarter 2015 revenue was $73.5 million, up 14%, compared to $64.6 million in the second quarter 2014. Second quarter 2015 constant currency revenue growth was 19%, when excluding the negative impact of $3.1 million related to the change in foreign currency exchange rates as compared to the second quarter 2014.

Mr. Meridor said, “We achieved three consecutive quarters of double-digit revenue growth, demonstrating strong momentum in our global business. This includes another quarter of robust product growth in the EMEA and Asia-Pacific regions driven by our global sales infrastructure and broad product portfolio. Looking forward, we see significant growth potential with the re-launch of UltraShape in international markets and the launch of three new facial and body shaping products in 2016 based on our Candela and ELOS™ proprietary technologies.”

Shimon Eckhouse, Active Chairman of Syneron, said, “Our development team is focused on bringing highly innovative products to our aesthetic doctor customers. The Profound launched in the second quarter offers a revolutionary single treatment - 30-minute face and neck procedure based on our proprietary RF micro needle technology. In recently published clinical studies, the Profound demonstrated clinical results equivalent to 50% of face lift surgery in face and neck treatments. In 2016 we also plan to launch two additional products for facial aesthetic applications based on Candela’s pulsed dye laser and solid state laser technologies combined with Syneron’s proprietary ELOS™ technology. Additional product launches planned for 2016 include significant enhancements to our body shaping portfolio.”

Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2015:

Gross Margin for the second quarter 2015 was 53.9%, or 55.6% in constant currency, compared to 54.2% in the second quarter 2014. The year-over-year improvement in constant currency gross margin reflects favorable geographic mix and strong product growth, particularly in North America, including the newly introduced high margin UltraShape and PicoWay products.

Operating Income for the second quarter 2015 was $2.9 million, or $4.4 million in constant currency, compared to $3.2 million in the second quarter 2014. This reflects the Company’s investments in sales and marketing expenses related to the significant expansion of the Company’s North American sales force, including the establishment of the dedicated body shaping team. It also includes a negative impact of $1.5 million due to changes in foreign currency exchange rates.

Net Income and Earnings Per Share for both the second quarter 2015 and second quarter 2014 was $2.5 million, or $0.07 per share.

Net income and earnings per share for the second quarter 2015 are adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Amortization of acquired intangible assets of $1.5 million.
-	Stock-based compensation of $0.9 million.
-	Fair Market Value (FMV) income adjustment of $0.6 million.
-	Non recurring legal fees of $1.4 million.
-	Income tax benefit of $0.4 million.

GAAP Financial Highlights for the Second Quarter Ended June 30, 2015:

Gross Margin for the second quarter 2015 was 52.4%, compared to 52.6% in the second quarter 2014. The year-over-year flat gross margin reflects favorable geographic mix and strong product growth, particularly in North America, including the newly introduced high margin UltraShape and PicoWay products.

Operating loss for the second quarter 2015 was $0.2 million, compared to $0.1 million in the second quarter 2014. This reflects the Company’s investments in sales and marketing infrastructure related to the significant expansion of the Company’s North American sales force, including the establishment of the dedicated body shaping team. It also includes non-recurring legal fees of $0.8 million and a negative impact of $1.5 million due to changes in foreign currency exchange rates.

Net Loss and Loss Per Share in the second quarter 2015 was $0.3 million, or $0.01 per share, compared to $0.4 million, or $0.01 per share in the first quarter 2014.

Cash Position: As of June 30, 2015, the Company’s overall cash position, including cash, short-term bank deposits and marketable securities, amounted to $92.3 million, compared to $99.8 million as of March 31, 2015. Cash use in the second quarter 2015 included investments in inventory to support anticipated growth in 2015 and increased working capital related to the Company’s strong performance. The reduction in cash position also included the repurchase of 55,025 shares of Syneron stock during the second quarter 2015 at an average price of $10.94 for $0.6 million under the Company’s previously authorized $20 million share repurchase program. Since December 2014, the Company has repurchased a total of 431,677 shares at an average price of $11.10 for $5.0 million under this program.

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating margin, operating “income (loss), net income (loss) and earnings (loss) per share, which exclude expenses related to amortization of acquired intangible assets, stock-based compensation, re-measurement of contingent consideration fair value, impairment of intangible assets, Fair Market Value (FMV) adjustment, tax benefit, changes in foreign currency exchange rates,   and legal settlement, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference Call
Syneron management will host its second quarter 2015 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q2 2015 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-2342 in the U.S., and 1-809-212-925 from outside of the U.S. The conference pass code is: 2999072.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, Profound and elos Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Forward-looking statements in this press release include optimism about being on track with the Company’s UltraShape revenue plan for 2015, re-launch of UltraShape in international markets, investments to seek additional FDA-approved indications of use for UltraShape, market opportunites and growth potential for PicoWay and Profound products, and anticipated product launches in 2016. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks associated with the successful build-out of our North American sales force and its ability to enable us to generate more North American revenue and improve margins, the market acceptance of our new products, including the UltraShape, PicoWay and Profound products, our ability to obtain FDA approval for additional indications of use for UltraShape, the success of our anticipated product launches in 2016, our ability to grow non-core market revenues, changes in foreign currency exchange rates, the continued stabilization of the Europe and Middle East and Asia Pacific markets, as well as those risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Revenues	$73,507	$64,618	$136,884	$121,431
Cost of revenues	34,960	30,647	65,674	58,061

Gross profit	38,547	33,971	71,210	63,370
Operating expenses:
Sales and marketing	24,718	20,026	46,164	37,344
General and administrative	8,495	7,322	15,210	13,572
Research and development	6,155	6,151	11,814	12,389
Other (income) expenses, net	(630)	617	(574)	1,016

Total operating expenses	38,738	34,116	72,614	64,321

Operating loss	(191)	(145)	(1,404)	(951)

Financial Income, net	410	228	5	392

Income (Loss) before tax on income (tax benefit)	219	83	(1,399)	(559)

Taxes on income	509	517	381	967

Net loss	$(290)	$(434)	$(1,780)	$(1,526)

Loss per share:

Basic and Diluted
Net loss per share	$(0.01)	$(0.01)	$(0.05)	$(0.04)

Weighted average shares outstanding:
Basic and Diluted	36,519	36,670	36,620	36,637

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	June 30,	December 31,
	2015	2014(*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$42,856	$57,189
Short-term bank deposits	5,362	6,414
Available-for-sale marketable securities	31,028	30,055
Trade receivable, net	62,051	55,899
Other accounts receivables and prepaid expenses	15,976	15,168
Inventories	46,046	36,894

Total current assets	203,319	201,619

Long-term assets:
Severance pay fund	559	514
Long-term deposits and others	310	267
Long-term available-for-sale marketable securities	13,037	16,785
Investment in affiliated company	20,760	20,130
Property and equipment, net	8,380	7,011
Intangible assets, net	18,745	21,698
Goodwill	25,285	25,285
Deferred taxes	14,131	13,525

Total long-term assets	101,207	105,215

Total assets	$304,526	$306,834

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$25,383	$21,948
Deferred revenues	12,838	14,054
Other accounts payable and accrued expenses	31,885	32,595

Total current liabilities	70,106	68,597

Long-term liabilities:
Contingent consideration liability	5,039	4,983
Deferred revenues	3,598	3,782
Warranty accruals	650	860
Accrued severance pay	612	507
Deferred taxes	-	140

Total long-term liabilities	9,899	10,272

Stockholders' equity:	224,521	227,965

Total liabilities and stockholders' equity	$304,526	$306,834

(*) Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the six-months ended

	June 30	June 30
	2015	2014
Cash flows from operating activities:
Net loss	$(1,780)	$(1,526)
Adjustments to reconcile net loss to net cash
Non-cash items reported in discontinued operations
Share-based compensation	1,831	1,960
Depreciation and amortization	4,446	3,939
Impairments of intangible assets	-	1,506
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	347	473
Adjustment to fair value of investment in JV	(630)	-
Revaluation of contingent liability	56	94
Changes in operating assets and liabilities:
Trade receivable, net	(9,217)	(3,180)
Inventories	(8,963)	377
Other accounts receivables	(478)	1,171
Deferred taxes	(792)	(588)
Accounts payable	3,678	(2,290)
Deferred revenue	1,197	1,030
Accrued warranty accruals	622	(1,690)
Other accrued liabilities	(1,322)	(2,016)

Net cash used in operating activities	(11,005)	(740)

Cash flows from investing activities:
Purchases of property and equipment	(2,563)	(936)
Proceeds from the sale or maturity of marketable securities	18,692	26,050
Purchase of marketable securities	(16,211)	(18,368)
Proceeds from short-term bank deposits, net	1,052	5,045
Acquisition of a subsidiary	-	(11,016)
Other investing activities	(43)	(21)

Net cash provided by investing activities	927	754

Cash flows from financing activities:
Repurchase of shares from shareholders	(4,521)	-
Proceeds from exercise of stock options	977	568

Net cash provided by (used in) financing activities	(3,544)	568

Effect of exchange rates on cash and cash equivalents	(711)	366

Net increase (decrease) in cash and cash equivalents	(14,333)	948

Cash and cash equivalents at beginning of period	57,189	37,583

Cash and cash equivalents at end of period	$42,856	$38,531

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30	June 30	June 30	June 30
	2015	2014	2015	2014

GAAP gross profit	$38,547	$33,971	$71,210	$63,370

Stock-based compensation	50	88	100	154
Amortization of intangible assets	1,011	950	2,020	1,900

Non-GAAP gross profit	$39,608	$35,009	$73,330	$65,424

GAAP operating loss	$(191)	$(145)	$(1,404)	$(951)

Stock-based compensation	902	1,189	1,831	1,959
Amortization of intangible assets	1,468	1,251	2,948	2,502
FMV adjustment to investment in JV	(630)	-	(630)	-
Remeasurement of contingent consideration	-	(305)	56	(305)
Other non-recurring items	1,396	1,168	1,396	1,844

Non-GAAP operating income	$2,945	$3,158	$4,197	$5,049

GAAP net loss	$(290)	$(434)	$(1,780)	$(1,526)

Stock-based compensation	902	1,189	1,831	1,959
Amortization of intangible assets	1,468	1,251	2,948	2,502
FMV adjustment to investment in JV	(630)	-	(630)	-
Remeasurement of contingent consideration	-	(305)	56	(305)
Other non-recurring items	1,396	1,168	1,396	1,844
Tax benefit	(390)	(383)	(781)	(660)

Non-GAAP net income	$2,456	$2,486	$3,040	$3,814

Income (Loss) per share:
Basic
GAAP net loss per share	$(0.01)	$(0.01)	$(0.05)	$(0.04)

Stock-based compensation	0.03	0.03	0.05	0.05
Amortization of intangible assets	0.04	0.03	0.08	0.07
FMV adjustment to investment in JV	(0.02)	-	(0.02)	-
Remeasurement of contingent consideration	-	(0.01)	-	(0.01)
Other non-recurring items	0.04	0.04	0.04	0.05
Tax benefit	(0.01)	(0.01)	(0.02)	(0.02)

Non-GAAP net income per share	$0.07	$0.07	$0.08	$0.10

Diluted
GAAP net loss per share	$(0.01)	$(0.01)	$(0.05)	$(0.04)

Stock-based compensation	0.03	0.03	0.05	0.05
Amortization of intangible assets	0.04	0.03	0.08	0.07
FMV adjustment to investment in JV	(0.02)	-	(0.02)	-
Remeasurement of contingent consideration	-	(0.01)	0.00	(0.01)
Other non-recurring items	0.04	0.04	0.04	0.05
Tax benefit	(0.01)	(0.01)	(0.02)	(0.02)

Non-GAAP net income per share	$0.07	$0.07	$0.08	$0.10

Weighted average shares outstanding:

Basic	36,519	36,670	36,620	36,637

Diluted	37,283	37,237	37,297	37,277